Note 11: New accounting pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued
Interpretation No. 48, Accounting for Uncertainty in Income Taxes
(the
Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. The Interpretation is not expected to have a material effect on the funds financial statements.
However, the conclusions regarding the Interpretation may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations thereof.

In September 2006, the FASB issued Statement of Financial
Accounting
Standards No. 157, Fair Value Measurements (the Standard). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The
Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Putnam Management is currently evaluating what impact the adoption of the Standard will have on the funds financial statements.